January 21, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1/A

Filed December 15, 2015

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 5, 2016 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on December 15, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm, page F-2

1. It appears that Mr. Loke Che Chan Gilbert and Mr. Lee Chong Kuang, who together control 30% of your voting shares through Greenpro Ventures Cap Limited, are also founding members/partners of Weld Asia Associates, your current accounting firm. Please explain to us why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X.

COMPANY RESPONSE:

Under Rule 2-01(c)(2)(i), Employment at audit client of accountant an accountant is not considered independent if, “a current partner, principal, shareholder, or professional employee of the accounting firm is employed by the audit client or serves as a member of the board of directors or similar management or governing body of the audit client.”

Mr. Loke Che Chan Gilbert (“Mr. Loke”) and Mr. Lee Chong Kuang (“Mr. Lee”) are not founding members, current partners, principals, shareholders, or professional employees of Weld Asia Associates. Although it is true that Greenpro Venture Capital Limited is one of our largest shareholders, holding 30% ownership in our common stock, Greenpro Venture Capital Limited, Mr. Loke and Mr. Lee do not hold any positions on the board of Weld Asia Associates. They are not employees of and do not hold any positions of, in any capacity, with Weld Asia Associates, our current accounting firm. Greenpro Venture Capital Limited is merely an investor in the Company, Rito Group, Corp. As a result, we believe that Weld Asia Associates, our current accounting firm, is independent based on the above analysis.

Note 1. Description of Business and Organization, page F-7

2. We have reviewed your responses to comments 3 and 4. Exhibit 10.1 identifies Mr. Or Ka Ming as the 100 percent shareholder of Sino Union International Limited (Sino) prior to the May 15, 2015 transaction with Rito Group Corp. Additionally, Exhibit 10.2 discloses that Sino acquired all the outstanding shares of Rito International Enterprises Company Limited (Rito International) by issuing three common shares valued at $3 to Ms. Cheung Yuet Wah and page F-7 identifies the issued capital of Sino as 84,500 shares which we assume is majority owned by Mr. Or Ka Ming. If our understanding is incorrect, please clarify it, otherwise provide us further explanation of the guidance in ASC 805-10-55-12a-e of why you feel the former owner of Rito International, Ms. Cheung Yuet Wah, obtained control of Sino. If you conclude that Sino was the accounting acquirer, after re-reviewing the accounting guidance, then please revise your financial statements to present the periods based on Sino’s date of inception of January 3, 2014. Refer to Rule 8-02 of Regulation S-X. Also, please consider if the separate financial statements of Rito International are required per the guidance in Rule 8-04 of Regulation S-X.

COMPANY RESPONSE:

Date	Event	Share holding of Sino held by Mr. Or Ka Ming	Share holding of Sino held by Ms. Cheung Yuet Wah	Share holding of Sino held by Rito Group Corp.
May 4, 2015	Shares exchange	1	3	0
May 6, 2015	Shares allotment	21,125	63,375	0
May 14, 2015	Shares transfer	84,500	0	0
May 15, 2015	Shares transfer	0	0	84,500

With reference to the table above, Ms. Cheung Yuet Wah obtained the majority control of Sino after the share exchange transaction between Sino and Rito International on May 4, 2015. Sino was deemed as the accounting acquiree and Rito International was deemed as the accounting acquirer under the acquisition method of accounting in accordance with FASB ASC Section 805-10-55. The reverse acquisition is deemed a capital transaction and the date of inception of Rito International on August 12, 2014 is adopted for financial statement reporting purposes. Ultimately, Rito International was the accounting acquirer among the share exchange transactions between Rito Group Corp., Sino and Rito International.

With reference to Rule 8-04(c)(2), we believe the separate financial statements of Rito International are not required as the fiscal year end of Rito Group Corp. and its subsidiaries is on June 30, 2015 while the acquisition was consummated in May 2015.

Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-14

3. Please tell us why you have not presented net loss per share for the period ended September 30, 2014.

COMPANY RESPONSE:

Rito Group Corp., a Nevada company, was incorporated on March 24, 2015. As of September 30, 2014, Rito Group Corp. did not have any shares outstanding since it did not yet exist at that time. Therefore we believe net loss per share for the period ended September 30, 2014 should be undefined as the Company did not exist as of September 30, 2014.

Note 9. Convertible Note Payable, page F-19

4. Please tell us your consideration of the guidance in ASC 470-20 related to your convertible debt. Please ensure your response address the sections of the guidance related to beneficial conversion features. Refer to ASC 740-20-25-4-5.

COMPANY RESPONSE:

In August and September 2015, the Company issued several convertible promissory notes with the option to convert into common stock of the Company.

The Company evaluated whether the conversion option in the Company’s Convertible Promissory Notes due 2017 (the “Notes”) is an embedded derivative that should be bifurcated from the hybrid instrument (the convertible debt) pursuant to ASC 815. The Company concluded that all the conditions in ASC 815-15-25-1 were met. However, ASC 815-10-15-74(a) specifies that if an embedded conversion option is (i) indexed to the reporting entity’s own stock, and (ii) would be classified in shareholders’ equity if it were a freestanding derivative, then the conversion option would be excluded from the scope of ASC 815. The Company concluded that the embedded conversion option is excluded from the scope of ASC 815, and thus would not be considered a derivative for purposes of applying ASC 815. The Company’s analysis of the relevant accounting guidance is detailed below.

(i) Conversion option indexed to the Company’s own stock

ASC 815-40-15-7 requires that companies apply a two-step approach in evaluating whether an equity-linked financial instrument or embedded feature is indexed to its own stock. The first step requires an evaluation of the instrument's contingent exercise provisions, if any.

The holder’s ability to exercise the conversion option early is not based on either (1) an observable market other than the market for the Company’s stock, or (2) an observable index other than an index calculated or measured solely by reference to the Company’s operations. Thus, the conversion option satisfied the first step of the “indexed to the Company’s stock” analysis.

The second step in ASC 815-40-15-7 requires an analysis of the instrument’s (or embedded feature’s) settlement provisions to determine if the instrument’s settlement amount is based solely on the entity’s stock. Per ASC 815-40-15-7C, if the settlement amount equals the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by that entity, the instrument/feature would be considered indexed to an entity's own stock.

(ii) Classified as shareholders’ equity if freestanding

Since the Company has the ability, at its election, to satisfy the conversion option in shares or cash or any combination of the two, the Company considered the guidance in ASC 815-40-25 and ASC 815-40-55 in assessing whether or not the conversion option would be classified as equity or a liability if it were freestanding. The Company considered the following conditions/factors when performing its analysis:

•	The Notes do not contain provisions that could require cash settlement upon conversion, other than where other holders of common stock receive cash (see subsequent bullet for further information).

•	The contract permits settlement in unregistered shares.

•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

•	If the Company fails to make timely SEC filings, no cash settlement for the principal or conversion feature would be required.

•	There are no cash settled top-off or make-whole provisions.
•	There are no provisions in the conversion feature that would provide holders of the Notes any rights greater than other shareholders.

•	No collateral is required under the terms of the contract.

Based upon the analysis above, the embedded conversion option would qualify for equity treatment based on the criteria in ASC 815-40, and thereby meets the criteria of the scope exception under ASC 815. Consequently, the Company has concluded that the embedded conversion option should not be separately accounted for as a derivative.

As ASC 815 is not applicable in our fact pattern, the Company considered whether the guidance in ASC 470-20 should be applied to determine the appropriate accounting for the convertible debt instrument.

Pursuant to ASC 470-20-15-4, “The guidance in this Section shall be considered after consideration of the guidance in SubTopic 815-15 on bifurcation of embedded derivatives, as applicable (see paragraph 815-15-55-76A). The guidance in the Cash Conversion Subsections applies only to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under SubTopic 815-15. The guidance in the Cash Conversion Subsections does not affect an issuer’s determination under SubTopic 815-15 of whether an embedded feature shall be separately accounted for as a derivative instrument.”

The notes were not subject to the cash conversion guidance of ASC 470-20-15-4, as the conversion feature will only be settled physically in shares. The Company therefore performed an analysis to determine if the convertible notes were subject to the beneficial conversion feature guidance, which is included in various sections of ASC 470-20 Debt with Conversion and Other Options.

Pursuant to ASC 470-20-20, a Beneficial Conversion Feature is defined as a nondetachable conversion feature that is in the money at the commitment date.”

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature, as of commitment date as defined in ASC 470-20. There was no beneficial conversion feature attributed to the Notes as the set conversion price ($0.25) for the Notes was greater than the fair value of the ordinary share price on the date of issuance, which is equal to $0.1 according to the recent private placement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 21, 2016

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer